EXHIBIT 12
THE NEW YORK TIMES COMPANY
Ratio of Earnings to Fixed Charges
(Unaudited)

	For the Three Months Ended March 30, 2014	For the Years Ended
(In thousands, except ratio)		December 29, 2013	December 30, 2012	December 25, 2011	December 26, 2010	December 27, 2009
Earnings/(loss) from continuing operations before fixed charges
Earnings/(loss) from continuing operations before income taxes, noncontrolling interest and income/(loss) from joint ventures	$8,758	$98,014	$255,621	$66,283	$52,474	$(88,392)
Distributed earnings from less than fifty-percent owned affiliates	—	1,400	9,251	3,463	8,325	2,775
Adjusted pre-tax earnings/(loss) from continuing operations	8,758	99,414	264,872	69,746	60,799	(85,617)
Fixed charges less capitalized interest	15,278	63,032	67,243	90,252	92,143	87,475
Earnings/(loss) from continuing operations before fixed charges	$24,036	$162,446	$332,115	$159,998	$152,942	$1,858
Fixed charges
Interest expense, net of capitalized interest(1)	$14,241	$59,588	$63,218	$85,693	$86,291	$83,118
Capitalized interest	—	—	17	427	299	1,566
Portion of rentals representative of interest factor	1,037	3,444	4,025	4,559	5,852	4,357
Total fixed charges	$15,278	$63,032	$67,260	$90,679	$92,442	$89,041
Ratio of earnings to fixed charges	1.57	2.58	4.94	1.76	1.65	0.02

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Annual Report on Form 10-K for the year ended December 29, 2013 for The New York Times Company (the “Company”).

(1)
The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.